AMEX “REX”
TSX Exchange “VIR”
For Immediate Release
ViRexx Medical Corp.

VIREXX ANNOUNCES SECOND OVAREX® MAb PHASE III TRIAL REACHES 118th RELAPSE EVENT

EDMONTON, ALBERTA - October 16, 2007 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, reports the occurrence of the 118th relapse event in the IMPACT II study. IMPACT II is the second of two identical OvaRex® MAb Phase III trials studying women with stage III or IV advanced ovarian cancer, who had successfully completed front-line therapy. The two Phase III trials, IMPACT I and IMPACT II, were each designed to enroll 177 patients randomized 2 to 1 to receive OvaRex® MAb or placebo. The primary endpoint for each trial is time-to-relapse. IMPACT I reached the 118th relapse event in December 2006 and recently recorded the 134th relapse event.

“Now that each of the two trials has reached 118 patient relapses, all the clinical records must be compiled and reviewed prior to starting data analysis. We are optimistic that these two trials will provide a definition to the value of OvaRex® MAb in the treatment of women with advanced ovarian cancer,” said Darrell Elliott, Chairman and Chief Executive Officer of ViRexx Medical Corp. “We believe the upcoming data analysis represents a critical outcome for all those women who today must endure the anxiety of the watchful waiting period without the benefit of any approved treatments.”

OvaRex® MAb, a monoclonal antibody developed by ViRexx, is being studied as a treatment for women diagnosed with stage III or IV ovarian cancer that have successfully undergone frontline therapy of surgery and chemotherapy. Approximately 85% of these ovarian cancer patients will suffer a recurrence of the cancer after the initial treatment. This period between frontline therapy and disease recurrence is referred to as the ‘watchful waiting’ period. IMPACT I and IMPACT II were designed to determine if treatment with OvaRex® MAb could extend the time-to-relapse by a statistically significant time period.

In 2002, AltaRex Medical Corp., a wholly owned subsidiary of ViRexx, licensed the rights to OvaRex® MAb to Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation, for the United States, and Canada among other countries. Unither has designed, conducted and funded the two OvaRex® MAb Phase III trials.

“As the data analysis of the two Phase III trials is being conducted, we continue to make the necessary preparations in conjunction with our licensing partners to obtain the appropriate regulatory approval in Europe,” continued Mr. Elliott.

About OvaRex® MAb
OvaRex® MAb-B43.13 (oregovomab), is a monoclonal antibody that has a high degree of specificity to a tumour associated antigen (CA125) that is over-expressed by the majority of late-stage ovarian cancer patients. OvaRex® MAb has received both Orphan Drug Designation and Fast Track status by the U.S. Food and Drug Administration. Each year approximately 22,000 new cases are diagnosed and approximately 16,000 women die from ovarian cancer in the United States according to estimates from the American Cancer Society. Although most patients initially respond to surgery and chemotherapy, the relapse rate is estimated to be approximately 85%. Ovarian cancer patients have a five-year survival rate of only 31%. Once relapse occurs there is no known curative therapy.

About AITTM Platform Technology
OvaRex® MAb is based on ViRexx’s AITTM Platform Technology. Certain tumour associated antigens are over-expressed on certain cancer cells and are ideal targets for antibodies that act as immunotherapeutic agents. These tumour specific antigens are self produced and thus are not typically recognized as harmful by a patient’s immune system. In some cases they actively inhibit immune responses. ViRexx’s AITTM Technology induces the immune system to recognize and respond to the cancer antigen. ViRexx antibodies work to reprogram the patient’s immune system to recognize specific “cancer” antigens as “foreign”, triggering the immune system to effectively respond to and attack their antigens and their associated cancers. The resulting response employs both the humoral and cellular arms of the immune system.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors. For additional information about ViRexx, please see www.virexx.com.

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DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:

ViRexx Medical Corp. Darrell Elliott Chairman and Chief Executive Officer (780) 433-4411 (780) 436-0068 (FAX) Website: www.virexx.com